

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2024

T. Ronan Kennedy
Chief Financial Officer
cbdMD, Inc.
8845 Red Oak Blvd.
Charlotte, NC 28217

      Re: cbdMD, Inc.
          Registration Statement on Form S-1
          Filed February 16, 2024
          File No. 333-277124

Dear T. Ronan Kennedy:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Benjamin Richie at 202-551-7857 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Industrial Applications and Services

cc: Brian Pearlman